UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to
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Indicate by check mark if the registrant is submitting the Form 6-K in
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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

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in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Press release dated November 13, 2008, relating to Tongxin
   International Ltd. Appoints Jackie Chang as Chief Financial
   Officer.


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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ William Zielke
                                       -----------------------------
                                       Name: Willam Zielke
                                       Title: Acting Chief Financial Officer

Date: November 13, 2008


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated November 13, 2008, relating to Tongxin
   International Ltd. Appoints Jackie Chang as Chief Financial
   Officer.


=================================================================


Tongxin International, Ltd. Appoints Jackie Chang as
Chief Financial Officer


NEW YORK and CHANGSHA, China,  November 3, 2008 /
Xinhua-PRNewswire-FirstCall/ - Tongxin International, Ltd.
("Tongxin") ("Company") (NASDAQ: TXIC- News) a manufacturer
of engineered commercial vehicle body structures ("EVBS"),
SUV passenger vehicle bodies and stamped body parts for the
Chinese commercial vehicle market, today announced the
appointment of Ms. Jackie Chang as CFO and CAO for the
Company.   Ms. Chang will replace Mr. William Zielke, who
has been acting as the interim-CFO and will remain a director of the Company.

Ms. Chang has more than 20 years experience in accounting
and finance and 18 years specifically in the automotive industry. From 2006 to 2008, she served as the VP of
Finance and Operations for PlayHut, Inc. where she was in charge of the entire finance, auditing, supply chain management and procurement operations for the firm's multinational platform. Prior to joining PlayHut, Chang was an executive for Nissan North America where she held several positions in finance, treasury planning, operations and accounting. As the General Manager of Treasury Control for Nissan, Chang consolidated the accounting procedures of Chinese GAAP to IFRS for Nissan's China joint venture operations, and led the successful launch of the company's ERP systems. Chang also deployed pricing models and alternative OEM sources which yielded $300 million in costs savings for Nissan. She further developed the distribution system for remarketing vehicles to increase operational efficiencies and reduce costs for the company. Chang is a graduate of Memphis State University with a MBA in finance. She obtained her BBA in accounting from the National
Chung-Hsing University in Taiwan.   Chang is fluent in
English and Mandarin.

Ms. Chang is currently in Changsha coordinating efforts with the management team of Tongxin International's operational subsidiary, Hunan Tongxin, a manufacturer of EVBS, SUV passenger vehicle bodies and stamped body parts for the Chinese commercial
vehicle market.   Chang is taking inventory of the purchasing,
forecasting, and order processing systems to analyze areas which can be improved to enhance reporting and visibility into the subsidiary's operations. Ms. Chang will also spearhead Sarbannes-Oxley compliance activities for which the firm intends
to be fully compliant by December, 2009.   Chang will also visit
Tongxin International's pending joint venture with Meihua Bus which the Company has a framework agreement to acquire 50% of the operations for the Changsha-based assembler of passenger
buses before the end of this year.   Ms. Chang will coordinate
the quarterly reviews of the Company's financial statements with Mr. David Brophy, an independent director and chair of Tongxin's audit committee.

"Jackie Chang has a diverse and complementary skill set as evidenced by her many industry accomplishments which will enable Tongxin to capitalize on our next phase of growth," opened William Zielke, director and interim-CFO. "Jackie has demonstrated a unique blend of cost control and cost savings measures with her previous employers that are tailored for the automotive industry and accepted by Chinese management teams.
She has also demonstrated the ability to revamp industry-specific systems and procedures necessary to monitor trends and opportunities; something we believe is critical to maintaining our market-leading position," Zielke concluded.

While Ms. Chang is located in China and integrating into the Company's operations, Mr. Rudy Wilson, CEO, and Mr. William Zielke will continue to serve as the Company's key liaisons to Tongxin's operating subsidiaries in China. Investor inquires should be directed to the Company's investor relations counsel, John Mattio, whose information is included in this release.

About Tongxin International Ltd.
Tongxin International Ltd., is the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process.
EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.
Forward-Looking Statements
Statements contained in this press release, which are not historical fact, constitute ``Forward-Looking Statements.'' Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.


Investor Relations Contacts:

John Mattio
SVP, HC International, Inc.
US (914) 669-5340
john.mattio@hcinternational.net